Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a press release issued by Towers Watson & Co. (“Towers Watson”) regarding the proposed merger of Towers Watson and Willis Group Holdings plc. Towers Watson first made the press release available on December 7, 2015.

Towers Watson Urges Stockholders to Vote FOR the Proposed Merger with Willis on December 11, 2015

Current Terms Represent Best and Final Offer for Towers Watson Stockholders

Combination Expected to Create Approximately $4.7 Billion in Incremental Value and Over 40% Long-Term Earnings Cash Accretion for Stockholders

ARLINGTON, VA – December 7, 2015 – Towers Watson & Co. (NASDAQ:TW), a global professional services company, today urged stockholders to support the merger of equals with Willis Group Holdings (NYSE:WSH) (“Willis”) and vote “FOR” the creation of Towers Watson/Willis at the December 11, 2015 Special Meeting of Stockholders.

On November 19, 2015, Towers Watson announced an amended merger agreement with Willis. Under the terms of the amended agreement, which was unanimously approved by the Towers Watson Board of Directors, the one-time cash dividend to be paid to Towers Watson stockholders was increased to $10.00 per Towers Watson share, which was the result of a significant negotiation between Towers Watson and Willis. Adjusted for the special dividend, Towers Watson stockholders will receive 52% of the total transaction value.

John Haley, Chairman and Chief Executive Officer of Towers Watson, said, “We continue to believe that the combination of Willis and Towers Watson is a compelling opportunity to enhance the competitive position of both companies and generate significant stockholder value. We have had constructive discussions with our stockholders since the terms were revised to more than double the special dividend and have been encouraged by their feedback. The terms of the revised agreement with Willis represent the best and final offer for Towers Watson stockholders. We are confident this transaction is the best way to maximize value for our stockholders today and over the long term, and encourage all stockholders to vote for the creation of Willis Towers Watson at the December 11, 2015 Special Meeting.”

Following the merger, Towers Watson stockholders will have an approximately 49.9% ownership interest in a leading integrated global advisory, broking and solutions firm that is expected to deliver approximately $4.7 billion in total incremental value to stockholders through a combination of cost savings, revenue synergies and tax efficiencies, driving anticipated cash earnings accretion of approximately 42% by 2018.

As previously announced, the Towers Watson Special Meeting of Stockholders will be held on December 11, 2015. Towers Watson stockholders of record as of the close of business on October 1, 2015 will be entitled to vote at the Towers Watson Special Meeting.

Stockholders who have already voted do not need to recast their votes. Proxies previously submitted will be voted at the reconvened meeting unless properly revoked. Stockholders who have not already voted or wish to change their vote are encouraged to do so using the instructions provided in their voting instruction form or proxy card.

The Towers Watson Board remains confident the Towers Watson/Willis merger is in the best interest of Towers Watson’s stockholders and unanimously recommends that stockholders vote “FOR” the approval and adoption of the amended Merger Agreement and related proposals at the December 11, 2015 Special Meeting. Stockholders that have questions about how to vote their shares, or need additional assistance, should contact MacKenzie Partners at (800) 322-2885 / (212) 929-5500. Additional information is available at www.willisandtowerswatson.mergerannouncement.com.

About Towers Watson

Towers Watson is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. With 16,000 associates around the world, the company offers consulting, technology and solutions in the areas of benefits, talent management, rewards, and risk and capital management. Learn more at towerswatson.com.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901

N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group stockholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Contacts

Investors

Towers Watson

Aida Sukys, +1 703-258-8033

aida.sukys@towerswatson.com

or

Media

Sard Verbinnen & Co

Michael Henson/Conrad Harrington

+44 (0) 20 3178 8914

or

Bryan Locke/Jenny Gore

+1 312-895-4700

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